Exhibit 99.1

Home Inns Group Reports Second Quarter 2012 Financial Results

Revenues Increased 60% Year over Year to RMB 1.45 billion

Motel 168 Hotels Occupancy Rate Improved 6.2 Percentage Points Year over Year

Shanghai, August 9, 2012 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN) (“Home Inns Group” or “the Company”), a leading economy hotel chain in China, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Home Inns Group has acquired Motel 168 and consolidated Motel 168’s operating and financial results since October 1, 2011. Consolidated group numbers are presented in this earnings release unless specifically mentioned. For the purpose of providing more context and comprehensive information to investors, Home Inns Group separately presents key financial data excluding Motel 168 in this earnings release in Appendix 1.

Key Highlights for Second Quarter 2012

Financial Highlights

•	Total revenues increased 60.2% year over year to RMB 1.45 billion (US$228.2 million), in line with previously provided expectations for total revenues of RMB 1.43 billion to RMB 1.46 billion.

•

Income from operations was RMB 120.4 million (US$19.0 million). Adjusted income from operations (non-GAAP) was RMB 170.4 million (US$26.8 million), compared to RMB 158.8 million in the same period of 2011.

•

Net income attributable to Home Inns Group’s shareholders was RMB 36.4 million (US$5.7 million), including a net loss of RMB 19.3 million (US$3.0 million) from Motel 168, compared to net income attributable to Home Inns Group’s shareholders of RMB 122.1 million in the second quarter of 2011. Adjusted net income attributable to Home Inns Group’s shareholders (non-GAAP) was RMB 108.5 million (US$17.1 million), including adjusted net income (non-GAAP) of RMB 8.2 million (US$1.3 million) from Motel 168, compared to adjusted net income attributable to Home Inns Group’s shareholders (non-GAAP) of RMB 119.2 million in the same period of 2011.

•

EBITDA (non-GAAP) was RMB 284.8 million (US$44.8 million), compared to RMB 250.4 million in the same period of 2011. Adjusted EBITDA (non-GAAP) increased to RMB 331.6 million (US$52.2 million) from RMB 247.5 million in the second quarter of 2011.

•	Diluted earnings per ADS were RMB 0.75 (US$0.12); adjusted diluted earnings per ADS (non-GAAP) were RMB 2.17 (US$0.34).

Operational Highlights

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During the second quarter of 2012, Home Inns Group opened 103 new hotels, including 32 new leased-and-operated hotels and 71 new franchised-and-managed hotels (including six new franchised-and-managed Motel 168 hotels). One leased-and-operated hotel and one franchised-and-managed hotel (Motel 168 hotel) were closed upon expiration of the contracts.

•

As of June 30, 2012, Home Inns Group operated across 233 cities in China with a total of 1,580 hotels, of which 733 were leased-and-operated hotels (including three Yitel hotels and 144 Motel 168 hotels) and 847 were franchised-and-managed hotels (including one Yitel hotel and 172 Motel 168 hotels). The average number of guest rooms per hotel was 122.

•

Home Inns Group had another 247 hotels contracted or under construction as of June 30, 2012, of which 75 were leased-and-operated hotels (including three hotels under the Yitel brand and eight hotels under the Motel 168 brand) and 172 were franchised-and-managed hotels (including 23 hotels under the Motel 168 brand).

•	As of June 30, 2012, Home Inns Group had a total of 9.2 million unique active non-corporate members.

•

The occupancy rate for all hotels in operation was 89.2% in the second quarter of 2012, compared to an occupancy rate of 94.0% in the second quarter of 2011 and 80.7% in the first quarter of 2012. The decrease in occupancy rate year over year was mainly due to overall market softness and the lower occupancy rate of the Motel 168 brand, which is still being integrated. The sequential increase in occupancy rate was mainly attributable to seasonality. The occupancy rate for Motel 168 in the second quarter of 2012 was 80.8%, increased from 74.6% in the second quarter of 2011 and increased from 70.4% in the first quarter of 2012. Integration efforts continue to benefit operational improvements.

•

RevPAR, which is revenue per available room, was RMB 149 for the second quarter of 2012, compared with RMB 163 in the same period of 2011 and RMB 132 in the first quarter of 2012. The year-over-year RevPAR decrease was mainly due to the lower occupancy rate described above as well as the impact of the lower average daily rate at Motel 168. The sequential increase in RevPAR was primarily attributable to seasonality. The RevPAR for Motel 168 in the second quarter of 2012 was RMB 129, an increase from RMB 111 in the first quarter of 2012.

“Despite the softened macroeconomic environment, we delivered solid year-over-year revenue growth during the second quarter, putting us in the higher end of previously stated revenue expectations,” said Mr. David Sun, the Company’s chief executive officer. “Our mature hotels excluding Motel 168 hotels maintained RevPAR year-over-year and delivered stable revenue performance, our three Yitel Hotels opened last year are ramping up according to expectations, and the Company continues to benefit from economies of scale. While Motel 168 hotels experienced stronger-than-expected headwinds due to their concentrated exposure to regions more adversely impacted by the macroeconomic environment, including areas surrounding the Yangtze River Delta, integration efforts continued to net positive improvement results.”

“As we move into the second half of 2012, we will continue to further our multi-brand development and integration, keep cost increases in check and improve operating efficiencies across the Company. Motel 168 integration is expected to be more results-driven after the initial foundational efforts and resource investments. We believe that our franchise business growth will continue its strong momentum leveraging a well-run franchise business platform and increasing brand value and recognition. We are confident in the long-term prospects of China’s travel and lodging industry and we have strategically positioned ourselves to capitalize on such opportunities and to achieve profitable growth in the future.”

Detailed Overview of Financial Results for Second Quarter 2012

Total Revenues for the second quarter of 2012 increased 60.2% year over year to RMB 1.45 billion (US$228.2 million), including revenues from Motel 168 of RMB 377.4 million (US$59.4 million). Motel 168 revenues fell short of its previous revenue guidance for the second quarter. While integration is largely on track, Motel 168 performance improvements were dampened by worse-than-expected market conditions in the Yangtze Delta region where the majority of Motel 168 hotels are located. Proactive restructuring of Motel 168’s food and beverage operations continued with reduced revenues and elimination of associated costs.

•	Total revenues from leased-and-operated hotels for the second quarter of 2012 were RMB 1.30 billion (US$204.7 million), representing a 60.7% increase year over year and a 15.3% increase sequentially.

•

Total revenues from franchised-and-managed hotels for the second quarter of 2012 were RMB 149.7 million (US$23.6 million), representing a 55.9% increase year over year and a 17.1% increase sequentially.

Total Operating Costs and Expenses for the second quarter of 2012 were RMB 1.24 billion (US$195.9 million). Excluding any share-based compensation expenses and integration cost, total operating costs and expenses (non-GAAP) for the quarter were RMB 1.19 billion (US$188.1 million), representing 82.4% of total revenues, compared with 76.0% for the same quarter a year ago and 93.2% for the first quarter of 2012.

•

Total leased-and-operated hotel costs for the second quarter of 2012 were RMB 1.12 billion (US$176.7 million), including share-based compensation expenses of RMB 2.2 million (US$0.3 million) and integration costs of RMB 23.9 million (US$3.8 million). Total leased-and-operated hotel costs excluding share-based compensation expenses and integration costs (non-GAAP) for the second quarter of 2012 were RMB 1.10 billion (US$172.6 million), representing 84.3% of the leased-and-operated hotel revenues, compared to 77.5% of leased-and-operated hotel revenues in the same period of 2011 and 95.8% in the first quarter of 2012. This year-over-year increase in this expense ratio was mainly driven by overall soft market conditions not suitable for systematic price increases, higher cost ratio from Motel 168 hotels which are still being integrated, and increase in personnel costs net of cost control initiatives. The sequential decrease in this ratio was mainly driven by seasonality. The pre-opening cost was RMB 28.8 million (US$4.5 million) in the second quarter of 2012 compared to RMB 26.9 million in the second quarter of 2011. Upon market conditions returning to normal, Motel 168 further achieving integration results and recently-implemented cost control initiatives generating benefits, the Company expects the cost ratio to improve and consequently stabilize and increase profitability of the Company.

•

Personnel costs of franchised-and-managed hotels for the second quarter of 2012 were RMB 32.8 million (US$5.2 million), including share-based compensation expenses of RMB 2.5 million (US$0.4 million). Excluding share-based compensation expenses, personnel costs of franchised-and-managed hotels (non-GAAP) for the second quarter of 2012 were RMB 30.3 million (US$4.8 million), representing 20.2% of franchised-and-managed hotel revenues. This compared to 17.0% for the same quarter in 2011 and 16.0% for the first quarter of 2012. The year-over-year increase in this ratio was mainly due to the impact of Motel 168, as the revenue from franchised-and-managed hotels at Motel 168 was relatively low. The sequential increase in this ratio was mainly due to the alignment of labor cost structures across different brands, including implementing performance-based bonuses at Motel 168.

•

Sales and marketing expenses for the second quarter of 2012 were RMB 15.6 million (US$2.4 million), including share-based compensation expenses of RMB 0.4 million (US$0.1 million). Excluding share-based compensation expenses and integration cost, sales and marketing expenses (non-GAAP) for the second quarter of 2012 were RMB 15.1 million (US$2.4 million), representing 1.0% of total revenues, compared to 1.4% of total revenues in the first period of 2012.

•

General and administrative expenses for the second quarter of 2012 were RMB 74.0 million (US$11.6 million), including share-based compensation expenses of RMB 19.6 million (US$3.1 million) and integration costs of RMB 1.3 million (US$0.2 million). General and administrative expenses excluding share-based compensation expenses and integration cost (non-GAAP) were RMB 53.1 million (US$8.4 million), or 3.7% of the total revenues, compared with 5.1% of the total revenues in the same period of 2011 and 4.2% in the first quarter of 2012. The Company continues to benefit from economies of scale.

Income from Operations for the second quarter of 2012 was RMB 120.4 million (US$19.0 million). Income from operations excluding share-based compensation expenses and integration cost (non-GAAP) for the second quarter of 2012 was RMB 170.4 million (US$26.8 million), or 11.8% of total revenues, compared to RMB 158.8 million, or 17.5% of total revenues, in the same period of 2011 and RMB 9.7 million, or 0.8% of total revenues, in the first quarter of 2012. The year-over-year decrease in the ratio of income from operations excluding share-based compensation expenses and integration cost (non-GAAP) over total revenues was mainly caused by the higher cost ratio at Motel 168 and an increase in personnel costs, while relatively soft market conditions were not conducive to systematic selling price increase which would otherwise offset cost inflation. The sequential increase in this ratio was mainly due to seasonality.

EBITDA (non-GAAP) for the second quarter of 2012 was RMB 284.8 million (US$44.8 million). Excluding any share-based compensation expenses, foreign exchange loss, acquisition expenses, integration cost, gain on buy-back of convertible bonds, gain on fair value change of convertible notes and non-operating income, adjusted EBITDA (non-GAAP) was RMB 331.6 million (US$52.2 million), or 22.9% of total revenues, compared to RMB 247.5 million, or 27.3% of total revenues, in the same period in 2011 and RMB 165.9 million, or 13.2% of total revenues, in the first quarter of 2012. Integration costs refers to costs incurred by Motel 168 during its integration into the Company’s business.

Consolidated Net Income Attributable to Home Inns Group’s Shareholders for the second quarter of 2012 was RMB 36.4 million (US$5.7 million). Adjusted net income attributable to Home Inns Group’s shareholders (non-GAAP), which excludes any share-based compensation expenses, foreign exchange loss, acquisition expenses, integration cost, upfront fee amortization of term loan, gain on buy-back of convertible bonds, gain on fair value change of convertible notes and non-operating income, was RMB 108.5 million (US$17.1 million) for the second quarter of 2012, compared to adjusted net income (non-GAAP) of RMB 119.2 million in the same period of 2011 and adjusted net loss (non-GAAP) of RMB 24.6 million in the first quarter of 2012.

Basic and Diluted Earnings Per Ordinary Share and Per ADS for the second quarter of 2012: Basic earnings per share was RMB 0.40 (US$0.06), while diluted earnings per share was RMB 0.37 (US$0.06). Basic earnings per ADS were RMB 0.80 (US$0.13), while diluted earnings per ADS were RMB 0.75 (US$0.12). Excluding any share-based compensation expenses, foreign exchange loss, integration cost, upfront fee amortization of term loan, gain on fair value change of convertible notes and non-operating incomes, adjusted basic earnings per share (non-GAAP) were RMB 1.20 (US$0.19), while adjusted diluted earnings per share (non-GAAP) were RMB 1.08 (US$0.17). Adjusted basic earnings per ADS (non-GAAP) were RMB 2.39 (US$0.38), while adjusted diluted earnings per ADS were RMB 2.17 (US$0.34).

Cash Flow

Net operating cash flow for the second quarter of 2012 was RMB 259.3 million (US$40.8 million), compared to RMB 254.3 million from the second quarter of 2011. Capitalized expenditures for the second quarter of 2012 were RMB 224.5 million (US$35.3 million), while related cash paid for capital expenditures during the quarter was RMB 134.5 million (US$21.2 million).

Balance Sheet

As of June 30, 2012, the Company had cash and cash equivalents of RMB 1.01 billion (US$158.6 million). The outstanding balance of convertible bonds (issued in 2007) was RMB 113.3 million (US$17.8 million) including principal and accrued interest. Outstanding balance of long-term financial liability (measured at fair value) arose from the convertible notes issued in December 2010 was RMB 997.7 million (US$157.0 million). The balance of US Dollar-denominated four-year term loan facility decreased to RMB 917.1 million (US$144.4 million), as the Company paid down US$95 million during the second quarter of 2012.

Outlook for the Full Year and Third Quarter of 2012

Taking into consideration of Motel 168’s current performance trend in light of prevailing market conditions, the Company is revising its full year revenue guidance for Motel 168. Revenue guidance for the full year excluding Motel 168 remains unchanged.

Revised revenue guidance for full year 2012:

Total revenues for Home Inns Group for 2012 are expected to be in the range of RMB 5,715 million (US$899.6 million) to RMB 5,810 million (US$914.5 million). Previously guided total revenues for Home Inns Group were in the range of RMB 5,815 million to RMB 5,910 million.

Total revenues for the Motel 168 brand for the full year of 2012 are expected to be in the range of RMB 1,475 million (US$232.2 million) to RMB 1,500 million (US$236.1 million). Previously guided total revenues for Motel 168 were in the range of RMB 1,575 million to RMB 1,600 million.

Excluding Motel 168, total revenues for the full year of 2012 remains unchanged to be in the range of RMB 4,240 million (US$667.4 million) to RMB 4,310 million (US$678.4 million).

Revenue guidance for the third quarter of 2012:

The Home Inns Group expects its total revenues in the third quarter of 2012 to be in the range of RMB 1,545 million (US$243.2 million) to RMB 1,575 million (US$248.0 million).

Total revenues for the Motel 168 brand in the third quarter of 2012 are expected to be in the range of RMB 390 million (US$61.4 million) to RMB 400 million (US$63.0 million).

Excluding Motel 168, total revenues in the third quarter of 2012 are expected to be in the range of RMB 1,155 million (US$181.8 million) to RMB 1,175 million (US$185.0 million).

This forecast reflects Home Inns Group’s current and preliminary view, which is subject to change.

This announcement contains translations of certain RMB amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3530 to US$1.00, the noon buying rate for June 29, 2012 set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold an earnings conference call at 9:00 PM U.S. Eastern Daylight Time on August 9, 2012 (9:00 AM Beijing/Hong Kong Time on August 10, 2012).

Dial-in details for the earnings conference call are as follows:

China Mainland :	800.819.0121 or 400.620.8038
Hong Kong (toll free):	800.930.346
Hong Kong:	852.2475.0994
U.S. (toll free):	1.866.519.4004
U.S.:	1.718.354.1231
U.K. (toll free):	080.8234.6646
U.K.:	+44.2030.598.139
Australia (toll free):	1.800.457.076
Taiwan (toll free):	008.0112.6920

International:	+65.6723.9381

Pass code for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following numbers until the end of August 17, 2012 U.S. Eastern Daylight Time.

U.S. toll free:	+1.866.214.5335
China toll free:	10.800.714.0386
Hong Kong toll free:	800.901.596
International:	+61.2.8235.5000
Conference ID number:	10589412

Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Home Inns Group

Home Inns Group is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns Group commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns Group offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns Group’s ADSs, each of which represents two ordinary shares, trade on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns Group, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; our expected successful consolidation and integration of Motel 168 with our existing operations; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor do we purport it to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement Home Inns Group’s unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns Group uses the following non-GAAP measures: total operating costs and expenses excluding share-based compensation expenses, acquisition and integration costs, general and administrative expenses excluding share-based compensation expenses, acquisition and integration costs, income from operations excluding share-based compensation expenses, acquisition and integration costs, adjusted net income attributable to shareholders excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration costs, withholding tax for profit distribution of previous periods, non-operating expenses and upfront fee amortization of term loan, adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration cost, withholding tax for profit distribution of previous periods, non-operating expenses and upfront fee amortization of term loan, and adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration costs, non-operating expenses and upfront fee amortization of term loan. Any financial data referring to “Excluding Motel 168” are also non-GAAP financial measures. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Home Inns Group believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its performance, and both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns Group’s operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns Group’s operational and financial performance with industry peers.

One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Home Inns Group’s net income (loss) for the period. These non-GAAP measures exclude share-based compensation expenses, foreign exchange gain or loss and gain or loss from fair value change of convertible notes, which have been and will continue to be a significant recurring expense in Home Inns Group’s business. In addition, Home Inns Group’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns Group does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns Group computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release. The non-GAAP adjustment items do not include the tax impact.

The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns Group’s future results will be unaffected by other charges and gains Home Inns Group considers to be outside the ordinary course of its business.

Home Inns Group completed its acquisition of 100% equity interest in Motel 168, and took control of Motel 168 effective on October 1, 2011. Home Inns Group consolidated Motel 168’s operating and financial results since October 1, 2011. Home Inns Group presented certain separated financial data of Motel 168 in this earning release, for the purpose of providing more information to investors. Home Inns Group will provide separated financial data of Motel 168 through the 2012 fiscal year.

For investor and media inquiries, please contact:

Ethan Ruan

Home Inns & Hotels Management Inc.

Tel: + 86-21-3401-9898*2004

Email: zjruan@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Appendix 1:

For the purpose of providing more context and comprehensive information to investors, below Home Inns Group separately presents key financial data excluding Motel 168. Home Inns Group will continue to provide separated financial data through the integration period. All information outlined below excludes Motel 168 results and Motel 168 integration costs unless specifically mentioned.

Second Quarter 2012 Operational and Financial Highlights for Home Inns and Yitel Hotels

•	The occupancy rate was 92.1% for the second quarter of 2012, compared with 94.0% in the same period in 2011 and 84.4% in the first quarter of 2012.

•	RevPAR was RMB 157 for the second quarter of 2012, compared with RevPAR of RMB 163 in the same period of 2011 and RMB 139 in the first quarter of 2012.

•	RevPAR for mature hotels that had been in operation for at least 18 months was RMB 168, flat in comparison with the same group of hotels in the second quarter of 2011.

•	Total revenues increased 18.5% year over year to RMB 1,072.6 million (US$168.8 million) for the second quarter of 2012.

•	Total revenues from leased-and-operated hotels for the second quarter of 2012 were RMB 940.5 million (US$148.0 million), an increase of 16.2% year over year and an increase of 15.3% sequentially.

•	Total revenues from franchised-and-managed hotels for the second quarter of 2012 were RMB 132.0 million (US$20.8 million), an increase of 37.5% year over year and an increase of 17.5% sequentially.

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Total operating costs and expenses were RMB 874.1 million (US$137.6 million) for the second quarter of 2012. Total operating costs and expenses excluding any share-based compensation expenses (non-GAAP) for the second quarter of 2012 were RMB 851.4 million (US$133.7 million), representing 79.4% of total revenues, compared with 76.0% for the same quarter a year ago and 89.3% for the first quarter of 2012.

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Total leased-and-operated hotel costs for the second quarter of 2012 were RMB 771.1 million (US$121.4 million). Total leased-and-operated hotel costs excluding any share-based compensation expenses (non-GAAP) were RMB 769.4 million (US$121.1 million) for the second quarter of 2012, representing 81.8% of the leased-and-operated hotel revenues, compared to 77.5% for the same quarter in 2011 and 92.6% for the first quarter of 2012. The year-over-year increase in this expense ratio was mainly driven soft market condition and personnel cost increases without systematic price increase to offset such increases. The sequential decrease in the ratio was mainly attributable to seasonality.

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Personnel costs of franchised-and-managed hotels were RMB 26.8 million (US$4.2 million) for the second quarter of 2012. Personnel costs of franchised-and-managed hotels excluding share-based compensation expenses (non-GAAP) were RMB 24.8 million (US$3.9 million), representing 18.8% of franchised-and-managed hotel revenues, compared to 17.0% for the second quarter of 2011 and 14.9% for the first quarter of 2012. The year-over-year and sequential increases in this ratio were mainly driven by the higher mix of hotels in their ramp-up stage as well as an increase in personnel costs.

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Sales and marketing expenses were RMB 13.8 million (US$2.2 million) for the second quarter of 2012. Sales and marketing expenses excluding shared-based compensation expenses (non-GAAP) were RMB 13.4 million (US$2.1 million), representing 1.2% of total revenues, compared to 1.6% of total revenues in the first quarter of 2012.

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General and administrative expenses were RMB 62.4 million (US$9.8 million) for the second quarter of 2012. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the quarter were RMB 43.7 million (US$6.9 million), or 4.1% of total revenues compared to 5.1% same period a year ago and 4.5% in the previous quarter.

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Income from operations was RMB 136.1 million (US$21.4 million). Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 158.9 million (US$25.0 million), or 14.8% of total revenues, compared to RMB 158.8 million or 17.5% of total revenues in the same period of 2011 and RMB 43.2 million or 4.7% of total revenues in the first quarter of 2012.

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EBITDA (non-GAAP) was RMB 255.1 million (US$40.1 million) for the second quarter of 2012. Adjusted EBITDA (non-GAAP), which excludes any share-based compensation expenses, foreign exchange loss, gain on fair value change of convertible notes and non-operating incomes, was RMB 274.3 million (US$43.2 million), or 25.6% of total revenues for the second quarter of 2012, compared to RMB 247.5 million or 27.3% of total revenues in the same period in 2011 and RMB 153.4 million or 16.5% of total revenues for the first quarter of 2012.

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Net income attributable to Home Inns Group’s shareholders was RMB 55.7 million (US$8.8 million) for the second quarter of 2012. Adjusted net income attributable to Home Inns Group’s shareholders (non-GAAP) excluding any share-based compensation expenses, foreign exchange loss, upfront fee amortization of term loan, gain on fair value change of convertible notes and non-operating income, was RMB 100.2 million (US$15.8 million) for the second quarter of 2012, compared to that of RMB 119.2 million from the same period in 2011 and RMB 3.6 million for the first quarter of 2012.

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Balance Sheet

	December 31, 2011	June 30, 2012
	RMB ‘000	RMB ‘000	US$ ‘000

ASSETS
Current assets:
Cash and cash equivalents	1,786,038	1,007,624	158,606
Restricted cash	205,926	211,693	33,322
Accounts receivable, net	91,980	106,150	16,709
Receivables from related parties	6,379	5,840	919
Consumables	43,049	39,039	6,145
Prepayments and other current assets	137,887	127,470	20,065
Deferred tax assets	75,446	83,490	13,142

Total current assets	2,346,705	1,581,306	248,908

Investment in a jointly controlled entity	8,301	7,543	1,187
Property and equipment, net	3,452,846	3,539,498	557,138
Goodwill	2,197,728	2,197,728	345,935
Intangible assets, net	1,174,452	1,154,653	181,749
Other assets	170,039	149,263	23,495
Non-current deferred tax assets	199,765	239,530	37,703

Total assets	9,549,836	8,869,521	1,396,115

LIABILITIES
Current liabilities:
Accounts payable	91,457	73,149	11,514
Payables to related parties	2,797	5,192	817
Short term loans	346,550	132,823	20,907
Finance lease liabilities	7,006	6,892	1,085
Salaries and welfare payable	178,032	157,167	24,739
Income tax payable	80,356	81,359	12,806
Other taxes payable	27,295	26,908	4,235
Deferred revenues	202,870	209,998	33,055
Convertible bonds	113,051	113,327	17,838
Other unpaid and accruals	154,498	158,875	25,008
Other payables	847,090	818,686	128,868
Deferred tax liability	38,313	23,823	3,750

Total current liabilities	2,089,315	1,808,199	284,622

Long term loans	1,165,666	784,288	123,452
Deferred rental	593,955	606,155	95,412
Deferred revenues	79,202	57,037	8,978
Finance lease liabilities	7,750	4,677	736
Deposits	63,472	80,555	12,680
Unfavorable lease liabilities	396,774	380,778	59,937
Financial liability	979,008	997,703	157,044
Deferred tax liabilities	294,728	290,397	45,710

Total liabilities	5,669,870	5,009,789	788,571

Commitments and contingencies

Shareholders’ equity

Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 90,659,882 and 90,757,946 shares issued and outstanding as of December 31, 2011 and June 30 2012, respectively)	3,542	3,545	558

Additional paid-in capital	2,683,923	2,733,602	430,285
Statutory reserves	125,863	125,722	19,789

Retained earnings	1,051,976	985,213	155,078

Total Home Inns Group shareholders’ equity	3,865,304	3,848,082	605,710

Noncontrolling interests	14,662	11,650	1,834

Total shareholders’ equity	3,879,966	3,859,732	607,544

Total liabilities and shareholders’ equity	9,549,836	8,869,521	1,396,115

	—	—	—

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.3530 on June 30, 2012, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended
	June 30, 2011	March 31, 2012			June 30, 2012
	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000	RMB ‘000	RMB ‘000
	Group	Group	Motel 168	excluding Motel 168	Group	Group	Motel 168	excluding Motel 168

Revenues:
Leased-and-operated hotels	809,227	1,127,837	311,755	816,082	1,300,218	204,662	359,678	940,540
Franchised-and-managed hotels	96,019	127,864	15,523	112,341	149,724	23,567	17,700	132,024

Total revenues	905,246	1,255,701	327,278	928,423	1,449,942	228,229	377,378	1,072,564
Less: Business tax and related surcharges	(58,118)	(76,976)	(19,627)	(57,349)	(89,290)	(14,055)	(22,538)	(66,752)

Net revenues	847,128	1,178,725	307,651	871,074	1,360,652	214,174	354,840	1,005,812

Operating costs and expenses:
Leased-and-operated hotel costs —
Rents and utilities	(242,298)	(492,314)	(157,632)	(334,682)	(450,155)	(70,857)	(149,278)	(300,877)
Personnel costs	(149,850)	(254,558)	(77,629)	(176,929)	(267,645)	(42,129)	(74,899)	(192,746)
Depreciation and amortization	(83,531)	(149,893)	(44,804)	(105,089)	(148,524)	(23,379)	(43,141)	(105,383)
Consumables, food and beverage	(53,816)	(67,743)	(16,207)	(51,536)	(87,207)	(13,727)	(25,433)	(61,774)
Others	(97,436)	(132,354)	(42,987)	(89,367)	(168,848)	(26,578)	(58,509)	(110,339)

Total leased-and-operated hotel costs	(626,931)	(1,096,862)	(339,259)	(757,603)	(1,122,379)	(176,670)	(351,261)	(771,118)

Personnel costs of Franchised-and-managed hotels	(16,294)	(22,593)	(3,676)	(18,917)	(32,811)	(5,165)	(5,987)	(26,824)
Sales and marketing expenses	1,144	(18,175)	(3,350)	(14,825)	(15,559)	(2,449)	(1,777)	(13,782)
General and administrative expenses	(70,767)	(79,972)	(20,484)	(59,488)	(74,005)	(11,649)	(11,612)	(62,393)

Total operating costs and expenses	(712,848)	(1,217,602)	(366,769)	(850,833)	(1,244,754)	(195,933)	(370,637)	(874,117)

Other income	—	1,947	1,083	864	4,528	713	92	4,436

Income/(loss) from operations	134,280	(36,930)	(58,035)	21,105	120,426	18,954	(15,705)	136,131

Interest income	8,659	7,062	318	6,744	3,336	525	317	3,019
Interest expenses	(6,284)	(30,922)	(229)	(30,693)	(43,919)	(6,913)	(202)	(43,717)
Loss from equity investment	—	(502)	(502)		(843)	(133)	(843)
Gain/(loss) on change in fair value of convertible notes	26,301	(24,800)	—	(24,800)	9,823	1,546	—	9,823
Gain on buy-back of convertible bonds	1,521	—	—	—	—	—	—	—
Non-operating income	4,305	3,439	290	3,149	13,820	2,176	2,166	11,654
Non-operating expenses	—	(3,585)	—	(3,585)	—	—	—	—
Foreign exchange (loss)/gain, net	(322)	2,254	(526)	2,780	(10,263)	(1,615)	(267)	(9,996)

Income/(loss) before income tax expenses and noncontrolling interests	168,460	(83,984)	(58,684)	(25,300)	92,380	14,540	(14,534)	106,914

Income tax (expense)/benefit	(44,778)	(18,917)	5,483	(24,400)	(54,169)	(8,527)	(4,766)	(49,403)

Net income/(loss)	123,682	(102,901)	(53,201)	(49,700)	38,211	6,013	(19,300)	57,511

Less: Net income attributable to noncontrolling interests	(1,593)	(273)	—	(273)	(1,800)	(283)	—	(1,800)

Net income/(loss) attributable to Home Inns Group’s shareholders	122,089	(103,174)	(53,201)	(49,973)	36,411	5,730	(19,300)	55,711

Earnings per share
— Basic	1.49	(1.14)		(0.55)	0.40	0.06		0.61

— Diluted	0.85	(1.14)		(0.55)	0.37	0.06		0.57

Weighted average ordinary shares outstanding
— Basic	82,093	90,666		90,666	90,753	90,753		90,753

— Diluted	92,401	90,666		90,666	100,045	100,045		100,045

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs — Personnel costs	—	1,955		1,955	2,181	343	461	1,720
Personnel costs of Franchised-and-managed hotels	—	2,164		2,164	2,529	398	550	1,979
Sales and marketing expenses	—	374		374	400	63	—	400
General and administrative expenses	19,929	17,619		17,619	19,630	3,090	965	18,665

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.3530 on June 30, 2012, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: The Company started consolidation of the operating results of Motel 168 effective October 1, 2011, therefore the acquisition had no impact on the second quarter of 2011.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended June 30, 2012								Quarter Ended June 30, 2012(excluding Motel 168)
	GAAP Result	%of Total Revenue	Share- based Compen- sation	Acqui- sition expenses	Integ- ration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue	GAAP Result	%of Total Revenue	Share- based Compen- sation	Acqui- sition expenses	Integ- ration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue
	RMB ‘000 (un- audited)		RMB ‘000 (un- audited)	RMB ‘000 (un- audited)	RMB ‘000 (un- audited)		RMB ‘000 (un- audited)		RMB ‘000 (un- audited)		RMB ‘000 (un- audited)	RMB ‘000 (un- audited)	RMB ‘000 (un- audited)		RMB ‘000 (un- audited)

Leased-and-operated hotel costs	(1,122,379)	77.4%	2,181	—	23,942	1.8%	(1,096,256)	75.6%	(771,118)	71.9%	1,720	—	—	0.2%	(769,398)	71.7%
Personnel costs of Franchised-and-managed hotels	(32,811)	2.3%	2,529	—	—	0.2%	(30,282)	2.1%	(26,824)	2.5%	1,979	—	—	0.2%	(24,845)	2.3%
Sales and marketing expenses	(15,559)	1.1%	400	—	48	0.0%	(15,111)	1.0%	(13,782)	1.3%	400	—	—	0.0%	(13,382)	1.2%
General and administrative expenses	(74,005)	5.1%	19,630	—	1,288	1.4%	(53,087)	3.7%	(62,393)	5.8%	18,665	—	—	1.7%	(43,728)	4.1%

Total operating costs and expenses	(1,244,754)	85.8%	24,740	—	25,278	3.4%	(1,194,736)	82.4%	(874,117)	81.5%	22,764	—	—	2.1%	(851,353)	79.4%

(Loss)/income from operations	120,426	8.3%	24,740	—	25,278	3.4%	170,444	11.8%	136,131	12.7%	22,764	—	—	2.1%	158,895	14.8%

	Quarter Ended June 30, 2012								Quarter Ended June 30, 2012(excluding Motel 168)
	GAAP Result	%of Total Revenue	Share- based Compen- sation	Acqui- sition expenses	Integ- ration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue	GAAP Result	%of Total Revenue	Share- based Compen- sation	Acqui- sition expenses	Integ- ration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue
	US$ ‘000 (un- audited)		US$ ‘000 (un- audited)	US$ ‘000 (un- audited)	US$ ‘000 (un- audited)		US$ ‘000 (un- audited)		US$ ‘000 (un- audited)		US$ ‘000 (un- audited)	US$ ‘000 (un- audited)	US$ ‘000 (un- audited)		US$ ‘000 (un- audited)

Leased-and-operated hotel costs	(176,670)	77.4%	343	—	3,769	1.8%	(172,558)	75.6%	(121,379)	71.9%	271	—	—	0.2%	(121,108)	71.7%
Personnel costs of Franchised-and-managed hotels	(5,165)	2.3%	398	—	—	0.2%	(4,767)	2.1%	(4,222)	2.5%	312	—	—	0.2%	(3,911)	2.3%
Sales and marketing expenses	(2,449)	1.1%	63	—	8	0.0%	(2,378)	1.0%	(2,169)	1.3%	63	—	—	0.0%	(2,106)	1.2%
General and administrative expenses	(11,649)	5.1%	3,090	—	203	1.4%	(8,356)	3.7%	(9,821)	5.8%	2,938	—	—	1.7%	(6,883)	4.1%

Total operating costs and expenses	(195,933)	85.8%	3,894	—	3,980	3.4%	(188,059)	82.4%	(137,591)	81.5%	3,583	—	—	2.1%	(134,008)	79.4%

(Loss)/income from operations	18,954	8.3%	3,894	—	3,980	3.4%	26,828	11.8%	21,428	12.7%	3,583	—	—	-2.1%	25,011	14.8%

	Quarter Ended March 31, 2012								Quarter Ended March 31, 2012(excluding Motel 168)
	GAAP Result	%of Total Revenue	Share- based Compen- sation	Acqui- sition expenses	Integ- ration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue	GAAP Result	%of Total Revenue	Share- based Compen- sation	Acqui- sition expenses	Integ- ration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue
	RMB ‘000 (un- audited)		RMB ‘000 (un- audited)	RMB ‘000 (un- audited)	RMB ‘000 (un- audited)		RMB ‘000 (un- audited)		RMB ‘000 (un- audited)		RMB ‘000 (un- audited)	RMB ‘000 (un- audited)	RMB ‘000 (un- audited)		RMB ‘000 (un- audited)

Leased-and-operated hotel costs	(1,096,862)	87.4%	1,955	—	14,463	1.3%	(1,080,444)	86.0%	(757,603)	81.6%	1,955	—	—	0.2%	(755,648)	81.4%
Personnel costs of Franchised-and-managed hotels	(22,593)	1.8%	2,164	—	—	0.2%	(20,429)	1.6%	(18,917)	2.0%	2,164	—	—	0.2%	(16,753)	1.8%
Sales and marketing expenses	(18,175)	1.4%	374	—	—	0.0%	(17,801)	1.4%	(14,825)	1.6%	374	—	—	0.0%	(14,451)	1.6%
General and administrative expenses	(79,972)	6.4%	17,619	—	10,090	2.2%	(52,263)	4.2%	(59,488)	6.4%	17,619	—	—	1.9%	(41,869)	4.5%

Total operating costs and expenses	(1,217,602)	97.0%	22,112	—	24,553	3.7%	(1,170,937)	93.2%	(850,833)	91.6%	22,112	—	—	2.4%	(828,721)	89.3%

Income from operations	(36,930)	2.9%	22,112	—	24,553	3.7%	9,735	0.8%	21,105	2.3%	22,112	—	—	2.4%	43,217	4.7%

	Quarter Ended June 30, 2011
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue
	RMB ‘000 (unaudited)		RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)		RMB ‘000 (unaudited)

Leased-and-operated hotel costs	(626,931)	69.3%	—	—	—	0.0%	(626,931)	69.3%
Personnel costs of Franchised-and-managed hotels	(16,294)	1.8%	—	—	—	0.0%	(16,294)	1.8%
Sales and marketing expenses	1,144	0.1%	—	—	—	0.0%	1,144	0.1%
General and administrative expenses	(70,767)	7.8%	19,929	4,637	—	2.7%	(46,201)	5.1%

Total operating costs and expenses	(712,848)	78.7%	19,929	4,637	—	2.7%	(688,282)	76.0%

Income from operations	134,280	14.8%	19,929	4,637	—	2.7%	158,846	17.5%

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.3530 on June 30, 2012, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	June 30, 2011	March 31, 2012		June 30, 2012
	RMB ‘000	RMB ‘000	RMB‘000 (excluding Motel 168)	RMB ‘000	US$ ‘000	RMB‘000 (excluding Motel 168)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income/(loss) attributable to Home Inns Group’s shareholders (GAAP)	122,089	(103,174)	(49,973)	36,411	5,730	55,711
Foreign exchange loss/(gain), net	322	(2,254)	(2,780)	10,263	1,615	9,996
Share-based compensation	19,929	22,112	22,112	24,740	3,894	22,764
Gain on buy-back of convertible bonds	(1,521)	—	—	—	—	—
Acquisition expenses — Motel 168	4,637	—	—	—	—	—
Integration cost — Motel 168	—	24,553	—	25,278	3,979	—
Interest expenses — Upfront fee amortization of term loans	—	5,821	5,821	25,290	3,981	25,290
Non-operating expenses(income) — Loss(gain) on change in fair value of interest swap transaction	—	3,585	3,585	(3,689)	(581)	(3,689)
(Gain)/loss on change in fair value of convertible notes	(26,301)	24,800	24,800	(9,823)	(1,546)	(9,823)

Adjusted net income/(loss) attributable to Home Inns Group’s shareholders (Non-GAAP)	119,155	(24,557)	3,565	108,470	17,072	100,249

	Quarter Ended
	June 30, 2011	March 31, 2012		June 30, 2012
	RMB ‘000	RMB ‘000	RMB‘000 (excluding Motel 168)	RMB ‘000	US$ ‘000	RMB‘000 (excluding Motel 168)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings per share (GAAP)
— Basic	1.49	(1.14)	(0.55)	0.40	0.06	0.61

— Diluted	0.85	(1.14)	(0.55)	0.37	0.06	0.57

Weighted average ordinary shares outstanding
— Basic	82,093	90,666	90,666	90,753	90,753	90,753

— Diluted	92,401	90,666	90,666	100,045	100,045	100,045

Adjusted earnings per share (Non-GAAP)
— Basic	1.45	(0.27)	0.04	1.20	0.19	1.10

— Diluted	1.29	(0.27)	0.04	1.08	0.17	1.00

Weighted average ordinary shares outstanding
— Basic	82,093	90,666	90,666	90,753	90,753	90,753

— Diluted	92,401	90,666	90,666	100,045	100,045	100,045

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.3530 on June 30, 2012, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: The non-GAAP adjustment items do not include the tax impact.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	June 30, 2011	March 31, 2012		June 30, 2012
	RMB ‘000	RMB ‘000	RMB‘000 (excluding Motel 168)	RMB ‘000	US$ ‘000	RMB‘000 (excluding Motel 168)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income/(loss) attributable to Home Inns Group’s shareholders	122,089	(103,174)	(49,973)	36,411	5,730	55,711
Interest income	(8,659)	(7,062)	(6,744)	(3,336)	(525)	(3,019)
Interest expenses	6,284	30,922	30,693	43,919	6,913	43,717
Income tax expense	44,778	18,917	24,400	54,169	8,527	49,403
Depreciation and amortization	85,929	153,463	107,278	153,623	24,181	109,245

EBITDA (Non-GAAP)	250,421	93,066	105,654	284,786	44,826	255,057

Foreign exchange loss/(gain), net	322	(2,254)	(2,780)	10,263	1,615	9,996
Share-based compensation	19,929	22,112	22,112	24,740	3,894	22,764
Gain on buy-back of convertible bonds	(1,521)	—	—	—	—	—
Acquisition expenses — Motel 168	4,637	—	—	—	—	—
Integration cost — Motel 168	—	24,553	—	25,278	3,980	—
Non-operating expenses(income) — Loss(gain) on change in fair value of interest swap transaction	—	3,585	3,585	(3,689)	(581)	(3,689)
(Gain)/loss on change in fair value of convertible notes	(26,301)	24,800	24,800	(9,823)	(1,546)	(9,823)

Adjusted EBITDA (Non-GAAP)	247,487	165,862	153,371	331,555	52,188	274,305

%of total revenue	27.3%	13.2%	16.5%	22.9%	22.9%	25.6%

Note 1: The “Depreciation and amortization expense” includes the depreciation and amortization expenses of the Group.

The depreciation and amortization expenses of all leased-and-operated hotels are included in “Operating costs and expenses”.

The depreciation and amortization expenses of administrative long-term assets are included in “General and administrative expenses”.

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended
	June 30, 2011	March 31, 2012			June 30, 2012
		Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168
Total Hotels in operation:	934	1,479	311	1,168	1,580	316	1,264
Leased-and-operated hotels	481	702	144	558	733	144	589
Franchised-and-managed hotels	453	777	167	610	847	172	675

Total rooms	106,843	182,146	48,129	134,017	193,105	48,358	144,747

Occupancy rate (as a percentage)	94.0%	80.7%	70.4%	84.4%	89.2%	80.8%	92.1%

Average daily rate (in RMB)	173	163	158	165	167	159	170

RevPAR (in RMB)	163	132	111	139	149	129	157

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30, 2011 Excluding Motel 168	June 30, 2012 Excluding Motel 168
Total Hotels in operation:	790	790
Leased-and-operated hotels	435	435
Franchised-and-managed hotels	355	355

Total rooms	91,633	91,639

Occupancy rate (as a percentage)	96.5%	95.9%

Average daily rate (in RMB)	175	176

RevPAR (in RMB)	168	168

The Company did not participate in the operating of Motel 168 before the 4th quarter 2011, therefore the above like-for-like performance figures do not include Motel 168 hotels.

*	“Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.

“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.

“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.